SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

METRIC PARTNERS GROWTH SUITE INVESTORS, L.P.,
a California Limited Partnership
(Name of Subject Company)

METRIC PARTNERS GROWTH SUITE INVESTORS, L.P.
a California Limited Partnership
(Names of Persons Filing Statement)

LIMITED PARTNERSHIP ASSIGNEE UNITS
(Title of Class of Securities)

59159T 10 1
(CUSIP Number of Class of Securities)

Herman Howerton
SSR Realty Advisors, Inc.
One California Street, Suite 1400
San Francisco, CA 94111
Telephone Number: (415) 678-2000

(Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:
Crosby, Heafey, Roach & May Professional Corporation
Attention: Kenneth J. Philpot
Two Embarcadero Center, Suite 2000
San Francisco, CA 94111
Telephone Number: (415) 543-8700

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Item 1. Subject Company Information.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates is Metric Partners Growth Suite Investors, L.P., a California Limited Partnership (the “Partnership”), and the address of the principal executive offices of the Partnership is One California Street, Suite 1400, San Francisco, California 94111. The telephone number of the principal executive offices of the Partnership is (415) 678-2000.

     The title of the class of equity securities to which this Schedule 14D-9 relates is Limited Partnership Assignee Units (the “Units”). As of June 30, 2002, 59,924 Units were outstanding.

Item 2. Identity and Background of Filing Person.

     The name, business address and business telephone number of the Partnership, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     This Schedule 14D-9 relates to the offer by Equity Resources Arlington Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner, and Equity Resources Group, Inc. its manager (collectively the “Purchaser”) disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”) dated July 24, 2002, to purchase 8,990 Units of the Partnership at $20.00 for each Unit, net to the seller in cash, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after July 24, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (“Offer to Purchase”) and the related Agreement of Sale, copies of which were attached as Exhibits (a)(1) and (a)(3) to the Schedule TO, and the related Transmittal Letter, attached as Exhibit (a)(2) to the Schedule TO (collectively the “Offer”).

     The Schedule TO states that the principal executive offices of the Purchaser are located at 44 Brattle Street, Cambridge, Massachusetts 02138.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

     The information contained under the captions “Item 11 — Executive Compensation,” “Item 13 — Certain Relationships and Related Transactions” and Note 2 to the Financial Statements in Item 8 of the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2001 are incorporated herein by reference. The information contained in Note 2 to the Financial Statements in Item 1 of the Partnership’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 is also incorporated herein by reference.

     In addition, the information contained in “Item 1 — Legal Proceedings” of the Partnership’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 is also incorporated herein by reference as certain affiliates of the Partnership, including the Managing General Partner and certain of its affiliates, have been named in litigation in which the Partnership is a party.

     To the knowledge of the Partnership, since 1995, and continuing through the date of the Schedule TO, various affiliates of the Purchaser have engaged in ongoing conversations and exchanges of correspondence with the Managing General Partner of the Partnership and various of its affiliates with regard to the ownership of Units by the Purchaser and its affiliates. These communications have principally involved requests to obtain the list of holders of the Units of the Partnership and other information concerning the Partnership. On February 12, 1996, an affiliate of Purchaser commenced a tender offer for 1,200 Units of the Partnership and 1,189 Units were tendered by holders of the Units in response to such offer and purchased by such Purchaser affiliate in 1996 and 1997.

     In addition on July 29, 2002, the Partnership notified the Purchaser that pursuant to the terms of the Limited Partnership Agreement for the Partnership (the “Limited Partnership Agreement”) the Managing General Partner could not permit any transfers of Units which, when combined with transfers of Units previously made during 2002, would exceed the five percent (5%) safe harbor from having the Partnership classified as a “publicly traded partnership” (“PTP”) for federal income tax purposes.

Item 4. The Solicitation or Recommendation.

     The Partnership is not making a recommendation and is expressing no opinion and is remaining neutral with respect to the Offer. The Partnership believes that holders of the Units should consult with their own personal financial advisors about this decision.

     In addition, the Partnership hereby advises that in order to comply with the provisions of Section 12.3 of the Limited Partnership Agreement which provides in part:

     “Notwithstanding any provisions of this Paragraph 12 or Paragraph 13 to the contrary, no transfer or assignment of any Unit, or any fraction thereof, may be made if the Managing General Partner reasonably believes, in accordance with advice from Counsel, that such transfer or assignment could ... (iii) cause the Partnership to be classified as a publicly traded partnership for federal income tax purposes, ... ,”

the Partnership shall not transfer any Units, which when combined with prior transfers during 2002, would exceed in the aggregate 5% of the number of Units currently outstanding. Through August 1, 2002, 0.42% of the Units have been transferred in 2002.

     If following the consummation of the Offer the Purchaser tenders for transfer Units in a number in excess of the number which may be transferred by the Partnership in 2002 without exceeding the 5% limit described above, the Partnership will not be able to process all of the requested transfers.

     In connection with the foregoing, the Managing General Partner notes that because the Partnership is no longer actively conducting business operations and has never previously been classified as a publicly traded partnership, there may be no material adverse income tax consequence if more than 5% of the number of Units are transferred and the Partnership is classified as a PTP. The Managing General Partner, therefore, is reviewing the costs, risks and benefits of amending the Limited Partnership Agreement to remove the restriction set forth in clause (iii) of Section 12.3 of the Limited Partnership Agreement. Such an amendment would effectively allow transfers of Units without regard to the 5% limit described above or whether transfers would cause classification as a PTP. The Managing General Partner will set forth its conclusions in a subsequent Partnership Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission.

     The Partnership may also request any information from the Purchaser needed to ensure compliance with the terms of the Limited Partnership Agreement and any applicable requirements.

     There is no formal, liquid market where Units are traded on a regular basis. Rather resales of Units occur only periodically in an informal, “secondary” market. The desirability of the Offer to any particular Unit holder may differ greatly depending on such Unit holder’s financial, tax, and other individual circumstances. The Partnership suggests that Unit holders also consider the following facts in making a decision as to whether to tender Units:

     •     Units were originally marketed for sale between April 1988 and June 1989 at $1,000 per Unit. There are currently 59,924 Units outstanding.

     •     Through August 1, 2002, investors have received cash distributions ranging from $696 to $789 per original $1,000 investment Unit, depending on the individual investors’ date of acceptance into the Partnership. These distributions have included a total of $395 per original $1,000 investment Unit in proceeds from the sale of the Partnership’s hotels.

     •     Completed resale transactions known to the Partnership from January 1, 2002 through August 1, 2002 have ranged from $10.00 to $300.00, with a simple average price of $104.69, representing 252 Units, or 0.42% of the outstanding Units. The knowledge of the Partnership on these transactions is based solely on the books and records of the Transfer Agent.

     •     The Partnership remains involved in a number of legal proceedings involving disputes and claims relating to transactions and contracts between the Partnership and affiliates of the companies that at one time managed certain of the Partnership’s hotels. The Partnership cannot be dissolved until these legal proceedings have been resolved, nor can a prediction be made as to when these matters will finally be concluded.

     In connection with one of these legal proceedings involving claims by GP Credit Co. LLC against the Partnership, its Managing General Partner and certain affiliates of the Managing General Partner, and certain current and former employees of an affiliate of the Managing General Partner, and a class of all the limited partners of the Partnership, all non-limited partner defendants were served in March and April, 2002 and answers have been filed on their behalf. The court has set a trial date of March 3, 2003.

     •     As stated above, the Partnership will not be able to transfer in 2002 Units tendered in connection with the Offer once the aggregate number of Units transferred in 2002 reaches 5% of the outstanding Units.

     •     Pursuant to the terms of the Limited Partnership Agreement, immediately prior to the liquidation of the Partnership, and if certain distribution levels to the holders of Units are not met, the General Partners of the Partnership may be obligated to return all or a portion of the cumulative amounts received by the General Partners in distributions. At December 31, 2001, such amount was approximately $914,000 and the Partnership believes circumstances will be such that the General Partners will be required to re-contribute this amount prior to the liquidation of the Partnership.

     To the knowledge of the Partnership, no executive officer, director, affiliate or subsidiary of the Partnership currently intends to tender Units in the Offer or sell any Units of the Partnership that are held of record or beneficially by that person.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

     Neither the Partnership nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to holders of Units on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

     To the knowledge of the Partnership, no transactions in Units of the Partnership have been effected during the past 60 days by the Partnership or by any of its affiliates, subsidiaries, executive officers or directors.

Item 7. Purposes of the Transaction and Plans or Proposals.

     Except as set forth below, the Partnership is not currently undertaking or engaging in any negotiations in response to the Offer that relate to (1) any tender offer for or other acquisition of the Partnership’s securities by the Partnership, any subsidiary of the Partnership, or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership or any subsidiary of the Partnership; (3) any purchase, sale or transfer of a material amount of assets of the Partnership or any subsidiary of the Partnership; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

     As the Partnership has disclosed in its recent filings with the Securities and Exchange Commission, the Partnership was organized to acquire, hold for investment, manage and ultimately sell all-suite extended stay hotels operated under franchise licenses from Residence Inn by Marriott, Inc. The Partnership at one time owned ten (10) hotel properties. All of the properties have now been sold (including one sale through foreclosure). Typically following the sale of all of its properties, a partnership, like the Partnership, would liquidate. Due to the litigation presently pending against the Partnership, liquidation is not presently an alternative. If the pending litigation were to be settled or resolved in full, the Partnership thereafter would be dissolved and liquidated.

Item 8. Additional Information.

     WHERE YOU CAN FIND MORE INFORMATION

     The Partnership files annual, quarterly and special reports, and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

Public Reference Room 450 Fifth Street, N.W. Suite 1024 Washington, D.C. 20549	North East Regional Office 233 Broadway New York, New York 10279	Midwest Regional Office 500 West Madison Street Suite 1400 Chicago, Illinois 60661-2511

     You may also obtain copies of the information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

     The SEC also maintains an Internet worldwide website that contains reports, and other information about issuers, like the Partnership who file electronically with the SEC. The address of that site is http://www.sec.gov.

     The SEC allows the Partnership to “incorporate by reference” information into this Schedule 14D-9, which means that the Partnership can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Item 9. Exhibits

Exhibit Number	Description

(a)(1)	Annual Report on Form 10-K for the year ended December 31, 2001, filed on March 29, 2002, is incorporated herein by reference.

(a)(2)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed on May 15, 2002, is incorporated herein by reference.

(a)(3)	Letter of Transmittal, dated August 6, 2002.*

     *     Included in copies mailed to holder of Units in the Partnership.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2002	METRIC PARTNERS GROWTH SUITE INVESTORS, L.P., a California Limited Partnership

By:	Metric Realty,
an Illinois general partnership its Managing General Partner

By:	SSR Realty Advisors, Inc.,
a Delaware corporation its Managing General Partner

By:	/s/ Herman H. Howerton
Herman H. Howerton
its Managing Director, General Counsel